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                             UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                              FORM  N-17f-2

                Certificate of Accounting of Securities and
                   Similar Investments in the Custody of
                      Management Investment Companies

                   Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

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
1. Investment Company Act File Number:                                                              Date examination completed:
811-06526                                                                                           01-31-01
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2. State identification Number:
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   AL                   AK                      AZ                      AR                      CA                      CO
   CT                   DE                      DC                      FL                      GA                      HI
   ID                   IL                      IN                      IA                      KS                      KY
   LA                   ME                      MD                      MA                      MI                      MN
   MS                   MO                      MT                      NE                      NV                      NH
   NJ                   NM                      NY                      NC                      ND                      OH
   OK                   OR                      PA                      RI                      SC                      SD
   TN                   TX                      UT                      VT                      VA                      WA
   WV                   WI                      WY                      PUERTO RICO
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   Other (specify):
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3. Exact name of investment company as specified in registration statement:

Brenton Mutual Funds
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4. Address of principal executive office (number, street, city, state, zip code):

Bisys Fund Services, 3435 Stelzer Road, Columbus, Ohio 43219
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INSTRUCTIONS

This Form must be completed by investment companies that have custody of securities or similar investments.

Investment Company

1. All items must be completed by the investment company.
2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

Accountant

3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state of administrator(s), if applicable.


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                       Report of Independent Accountants


To the Board of Trustees of
Brenton Mutual Funds

We have examined management's assertion, included in the accompanying "Report of Management on Compliance with Rule 17f-2 of the Investment Company Act of 1940," that Brenton Mutual Funds (the "Funds") complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 (the "Act") as of January 31, 2001 with respect to securities and similar investments reflected in the investment accounts of the Funds. Management is responsible for the Funds' compliance with those requirements. Our responsibility is to express an opinion on management's assertion based on our examination.

Our examination was conducted without prior notice to management. Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of January 31, 2001, and with respect to agreement of security and similar investments purchases and sales, for the period from October 31, 2000 (the date of last examination) through January 31, 2001;

 .    Confirmation of all securities and similar investments held by the Federal
     Reserve Bank of Chicago, the Northern Trust Company, and Goldman Sachs in book entry form;

 .    Reconciliation of confirmation results as to all such securities and investments to the books and records of the Funds and the Custodian;

 .    Agreement of 3 security and/or investment purchases and 3 security and/or investment sales or maturities since our last examination from the books and records of the Funds to broker confirmations.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds' compliance with specified requirements.

In our opinion, management's assertion that Brenton Mutual Funds complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of January 31, 2001, with respect to securities and similar investments reflected in the investment accounts of the Funds, is fairly stated, in all material respects.
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This report is intended solely for the information and use of the board of trustees and management of Brenton Mutual Funds and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.


                                                         /s/ Ernst & Young LLP


March 10, 2001
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                    Report of Management on Compliance With
               Rule 17f-2 of the Investment Company Act of 1940


March 10, 2001

We, as members of management of Brenton Mutual Funds (the "Funds"), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We also are responsible for establishing and maintaining effective internal control over compliance with those requirements. We have performed an evaluation of the Funds' compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of January 31, 2001.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of January 31, 2001 with respect to securities and similar investments reflected in the investment accounts of the Funds.




/s/ Sue Walters
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Sue Walters
Vice President